UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                        For the month of March 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                              SPIRENT PLC  (the "Company")



                            NOTIFICATION OF DEEMED INTERESTS

                     BY DIRECTORS, PERSONS DISCHARGING MANAGERIAL

                         RESPONSIBILITY OR CONNECTED PERSONS



The Company was notified on 28 March 2006 that Spirent Sharesave Trust Limited, the trustee for the Spirent Sharesave Trust (the "Trust") had transferred 15,212 Ordinary shares in the Company to satisfy the exercise of options under the Company's Savings Related Share Option Scheme as follows:


                   No of Shares                   Option Price

                         15,212                       41 pence



Following this transfer the total number of Ordinary shares held by the Trust is:



2,429,256 (representing 0.2506% of the issued share capital of the Company).



The Company's executive directors are potential beneficiaries of the Trust (together with all other UK employee share option holders) and are, therefore, treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the directors' deemed interest in the Trust has been reduced by the above number of shares transferred.



For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in securities by the executive directors whose interests in the Company's securities remain unchanged notwithstanding the above events.







Michael Anscombe

Deputy Company Secretary

Spirent plc


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 28 March 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*